SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

iSoftStone Holdings Limited
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

46489B108**
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** There is no CUSIP number assigned to the Ordinary Shares of the Issuer (as defined below). CUSIP number 46489B108 has been assigned to the American Depositary Shares (“ADS”) of the Issuer, which are quoted on The New York Stock Exchange under the symbol “ISS.” Each ADS represents 10 Ordinary Shares.

CUSIP No. 46489B108	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Lone Dragon Pine, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,066,340 Ordinary Shares based on direct ownership of 5,106,634 ADS.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,066,340 Ordinary Shares based on direct ownership of 5,106,634 ADS.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,066,340 Ordinary Shares based on direct ownership of 5,106,634 ADS.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 46489B108	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Lone Pine Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 52,537,390 Ordinary Shares based on direct ownership of 5,253,739 ADS.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 52,537,390 Ordinary Shares based on direct ownership of 5,253,739 ADS.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,537,390 Ordinary Shares based on direct ownership of 5,253,739 ADS.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 46489B108	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Stephen F. Mandel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 52,537,390 Ordinary Shares based on direct ownership of 5,253,739 ADS.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 52,537,390 Ordinary Shares based on direct ownership of 5,253,739 ADS.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,537,390 Ordinary Shares based on direct ownership of 5,253,739 ADS.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 46489B108	13G/A	Page 5 of 8 Pages

Item 1 (a).	NAME OF ISSUER
iSoftStone Holdings Limited (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
Building 9 Zhongguancun Software Park No. 8 West Dongbeiwang Road, Haidian District Beijing 100193, People’s Republic of China

Item 2 (a).	NAME OF PERSON FILING

This statement is filed by:

Lone Dragon Pine, L.P., a Delaware limited partnership (“Lone Dragon Pine”), with respect to the Ordinary Shares (as defined in Item 2(d) below) directly held by it;

Lone Pine Capital LLC, a Delaware limited liability company (“Lone Pine Capital”), which serves as investment manager to Lone Dragon Pine and Lone Himalayan Pine Master Fund, Ltd., a Cayman Islands exempted company (“Lone Himalayan Pine Master Fund”, and together with Lone Dragon Pine the “Lone Pine Funds”), with respect to the Ordinary Shares directly held by each of the Lone Pine Funds; and

Stephen F. Mandel, Jr. (“Mr. Mandel”), the managing member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the Ordinary Shares directly held by each of the Lone Pine Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial ownery of the Ordinary Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP

Lone Dragon Pine is a limited partnership organized under the laws of the State of Delaware. Lone Pine Capital is a limited liability company organized under the laws of the State of Delaware.  Mr. Mandel is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP NUMBER
46489B108**

** There is no CUSIP number assigned to the Ordinary Shares of the Issuer.  CUSIP number 46489B108 has been assigned to the ADS of the Issuer, which are quoted on The New York Stock Exchange under the symbol “ISS.” Each ADS represents 10 Ordinary Shares.

CUSIP No. 46489B108	13G/A	Page 6 of 8 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	OWNERSHIP

A.  Lone Pine Capital LLC and Stephen F. Mandel, Jr.

(a) Amount beneficially owned: 52,537,390. The amounts used herein are Ordinary Shares beneficially owned based on direct ownership of ADS. Each ADS represents 10 Ordinary Shares.
(b) Percent of class: 9.2%.  The percentages set forth in this Item 4 and in the rest of this Schedule 13G/A are based upon a total of 568,270,939 Ordinary Shares reported to be outstanding by the Issuer as of September 30, 2012 in its Form 6-K filed on November 19, 2012.
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 52,537,390
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 52,537,390

CUSIP No. 46489B108	13G/A	Page 7 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46489B108	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:  February 14, 2013

By:	/s/ Stephen F. Mandel, Jr.
Stephen F. Mandel, Jr., individually and as
Managing Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC and as
Managing Member of Lone Pine Managing Member LLC,
as Managing Member of Lone Pine Members LLC,
as General Partner of Lone Dragon Pine, L.P.